Dream Superior LLC
(the "Company")
a Minnesota Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

 

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Dream Superior LLC, Management

We have reviewed the accompanying financial statements of Dream Superior LLC (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
October 1, 2025

DREAM SUPERIOR LLC
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	12,865	13,124
Total Current Assets		12,865	13,124
Non-Current Assets:			
Fixed Assets - net	$	1,025,524	692,656
Total Non-Current Assets		1,025,524	692,656
TOTAL ASSETS	$	1,038,389	705,781
LIABILITIES AND EQUITY			
Current Liabilities:			
Credit Card Payable	$	10,148	11,111
Taxes Payable		4,598	3,925
Other Current Liabilities		1,245	-
Total Current Liabilities	$	15,991	15,036
Non-Current Liabilities:			
Loans Payable	$	536,080	572,597
Total Non-Current Liabilities	$	536,080	572,597
TOTAL LIABILITIES		552,071	587,633
EQUITY			
Capital Contribution	$	718,591	284,685
Capital Distribution		(91,102)	(65,576)
Accumulated Deficit		(141,171)	(100,961)
TOTAL EQUITY	$	486,318	118,148
TOTAL LIABILITIES AND EQUITY	$	1,038,389	705,781

See Accompanying Notes to these Unaudited Financial Statements

DREAM SUPERIOR LLC
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Service Revenue	$	212,887	198,849
Cost of Services Rendered		(70,541)	(61,972)
Gross Profit	$	142,346	136,877
Operating Expenses			
General and Administrative Expense	$	117,676	98,644
Advertising and Marketing Expense		8,854	9,301
Professional Fee		4,104	1,652
Depreciation Expense		32,419	94,901
Total Operating Expenses		**163,054**	**204,498**
Total Income from Operations	$	**(20,708)**	**(67,621)**
Other Income (Expense)			
Interest Income	$	9	12
Other Income		6,155	1,660
Interest Expense		(25,666)	(17,075)
Other Expense		-	-
Total Other Income (Expense)		**(19,502)**	**(15,403)**
Net Income (Loss)	$	**(40,210)**	**(83,024)**

See Accompanying Notes to these Unaudited Financial Statements

DREAM SUPERIOR LLC
STATEMENT OF CHANGES IN MEMBER EQUITY

	Members' Capital		Members'	Retained Earnings	Total Members'
	Units	$ Amount	Drawings	(Deficit)	Equity
Beginning balance at 1/1/23	1,000	188,463	(30,788)	(17,937)	139,738
Contribution	-	96,222	-	-	96,222
Distribution	-	-	(34,788)	-	(34,788)
Net income (loss)	-	-	-	(83,024)	(83,024)
Ending balance at 12/31/23	1,000	284,685	(65,576)	(100,961)	118,148
Contribution	-	433,906	-	-	433,906
Distribution	-	-	(25,526)	-	(25,526)
Net income (loss)	-	-	-	(40,210)	(40,210)
Ending balance at 12/31/24	1,000	718,591	(91,102)	(141,171)	486,318

See Accompanying Notes to these Unaudited Financial Statements

DREAM SUPERIOR LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	(40,210)	(83,024)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation Expense		32,419	94,901
Credit Card Payable		(963)	11,111
Taxes Payable		673	3,925
Other Current Liabilities		1,245	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		33,374	109,937
Net Cash used in (provided by) Operating Activities	$	(6,836)	26,913
INVESTING ACTIVITIES			
Fixed Assets - net	$	(365,287)	(154,399)
Net Cash used in Investing Activities	$	(365,287)	(154,399)
FINANCING ACTIVITIES			
Loans Payable	$	(36,517)	63,438
Capital Contribution		433,906	96,222
Capital Distribution		(25,526)	(34,788)
Net Cash provided by Financing Activities	$	371,863	124,872
Cash at the beginning of period		13,124	15,738
Net Cash increase (decrease) for period	$	(260)	(2,614)
Cash at end of period	$	12,865	13,124

Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	25,666	17,075
Income taxes	-	-

There are not Supplemental Disclosures of NonCash Investing and Financing Activities

See Accompanying Notes to these Unaudited Financial Statements

Dream Superior LLC
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Dream Superior LLC dba Sisu + Löyly ("the Company") was formed in Minnesota on January 5, 2021. The Company earns revenue by providing access to saunas to guests who reserve sauna sessions for a specific date at a specific time. The Company's headquarters are located in Grand Marais, MN. The Company's customers are primarily from Minnesota and the greater Midwest region.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Substantial Doubt about the Entity's Ability to Continue as a Going Concern:</u>

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two (2) years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial

Dream Superior LLC
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $12,865 and $13,124 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

Dream Superior LLC
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Land	-	100,000	40,000
Building	30-40	511,991	208,991
Building Improvements	30-40	286,772	286,772
Sauna Improvements	30-40	104,797	104,797
Furniture and Equipment	7	140,122	137,835
Vehicles	5	42,387	42,387
Less Accumulated Depreciation	-	(160,545)	(128,126)
Totals		**1,025,524**	**692,656**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by providing sauna services to guests. The Company's payments are generally collected at the time of reservation for a specific date and time. The Company's primary performance obligation is to provide access to sauna sessions at a specific date and time as reserved by the customer and revenue is recognized at the time the sauna service is provided. Advance payments for bookings are recorded as Deferred (Unearned) Revenue until the performance obligation (the sauna session) is satisfied. Revenue is presented net of discounts, refunds, or cancellations.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development, professional fees, equipment rental, third-party commissions, travel, pre-opening costs and other miscellaneous expenses.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Dream Superior LLC
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

Professional Fees

Professional fees consist primarily of amounts incurred for legal, accounting, audit, consulting, and advisory services utilized by the Company in the ordinary course of business. These services support compliance with regulatory requirements, preparation of financial statements, crowdfunding activities, and other corporate governance matters.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owner. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

A summary of the Company's liabilities and debt is shown below.

Date of Loan	Lender	Principal Amount	Maturity Date	Interest Rate	Outstanding Balance 2024	Outstanding Balance 2023
April 2021	Cook County RLF	65,250	April 2041	2.64%	55,794	58,465
May 2021	North Shore FederaL Credit Union	484,000	April 2041	2.99%	413,669	433,160
February 2023	Northeast Entrepreneur Fund, Inc.	51,200	October 2029	8.00%	39,642	46,231
March 2023	North Shore FederaL Credit Union	39,800	April 2028	1.99%	26,975	34,741
Totals					**536,080**	**572,597**

_____

NOTE 6 – EQUITY

The Company is structured as a limited liability company, meaning that the financial responsibility of the Company's Members regarding its financial commitments is restricted to the capital each member has invested in the Company. The Member owns 100% of the membership interests in the Company, consisting of 1,000 units.

A summary of the Company's capital structure as of December 31, 2024 is below:

	Ownership Percentage	Units
Member 1	100%	1,000
Total	100%	1,000

Distributions. Distributions shall be made to the Member at the times and in the amounts determined by the Member.

Dissolution / Liquidation: The Company shall dissolve, and its affairs shall be wound up, upon the first to occur of the following: (i) the written consent of the Member or (ii) any other event or circumstance giving rise to the dissolution of the Company under the Act, unless the Company's existence is continued pursuant to the Act. (b) Upon dissolution of the Company, the Company shall immediately commence to wind up its affairs and the Member shall promptly liquidate the business of the Company. During the period of the winding up of the affairs of the Company, the rights and obligations of the Member under this Agreement shall continue. (c) In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied as follows: (i) first, to creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof); and (ii) thereafter, to the Member. (d) Upon the completion of the winding up of the Company, the Member shall file a Statement of Termination in accordance with the Act.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 1, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.